Change in independent registered public accounting firm

On April 5, 2022, the Audit Committee of Two Roads Shared Trust ("Committee") approved and formally engaged Cohen Audit Services, LLC (“Cohen”) as the Fund’s independent registered public accounting firm for the fiscal year ending April 30, 2022, in replacement of Grant Thornton LLP ("GT") who were dismissed as the independent registered public accounting firm for the Fund.

GT reports on the Fund’s financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years of the Fund ended April 30, 2020 and April 30, 2021 and during the subsequent interim period ended November 30, 2021 , (i) there were no disagreements between the Funds and GT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GT, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such period and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

During the fiscal years of the Fund ended April 30, 2020 and April 30, 2021, and during the subsequent interim period ended April 5, 2022, neither the registrant, nor anyone acting on its behalf, consulted with Cohen on behalf of the Fund regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on the Fund’s financial statements, or any matter that was either: (i) the subject of a “disagreement,” as described in Item 304(a)(1)(iv) of Regulation S-K and the instructions thereto; or (ii) a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.